Exhibit 99.1

Trina Solar Updates First Quarter 2014 Guidance

CHANGZHOU, China, April 11, 2014 — Trina Solar Limited (NYSE: TSL) (“Trina Solar” or the “Company”), a global leader in photovoltaic (PV) modules, solutions and services, today announced that the Company is updating its guidance for the first quarter of 2014 based on preliminary financial data.

For the first quarter, the Company currently estimates its solar module shipments to be in the range of 540 MW to 570 MW, including 20 MW to 30 MW for its downstream projects, as compared to the previous guidance of 670 MW to 700 MW, including 20 MW to 30 MW for its downstream projects. This is primarily due to a temporary decrease in shipments to the EU pending agreement on a new minimum import price pursuant to the adjustment mechanism in the price undertaking. The Company expects shipments to European markets to increase with the finalization of the terms.

Additionally, for the first quarter of 2014, the Company currently estimates that the overall gross margin will be between 18% to 20%, compared to the Company’s previous guidance of mid-teens in percentage terms. The increase in gross margin is due to improved ASP of modules and a gross margin in the high-teens from the sale of the Company’s 50 MW Wuwei project.

The Company reiterates its full year 2014 module shipment guidance of 3.6 GW to 3.8 GW, of which 400 MW to 500 MW of PV modules are expected to be shipped to downstream projects. The Company expects to complete construction of between 400 MW and 500 MW in downstream PV projects during 2014.

“We remain confident that ongoing market demand for our products is strong, and that we will be able to maintain our expected level of growth in 2014 as planned,” commented Mr. Jifan Gao, chairman and chief executive officer of Trina Solar. “However, given the temporary decrease in Q1 shipments to the European markets pending the finalization of the price undertaking adjustment, we are updating our guidance for the first quarter of 2014. We expect demand in certain European countries to remain strong, and our first-rate reputation and strong customer service will continue to allow Trina, as a market leader, to capture opportunities and achieve growth in the European markets. We will maintain our strategic focus on diversifying our business across a wider geographical footprint and delivering sustainable growth. We believe achieving increased gross margins will further support improved bottom line growth quarter over quarter.”

As these selected estimated results are subject to the finalization of the Company’s financial closing procedures, the Company’s actual results may differ from its current estimates.

About Trina Solar Limited

Trina Solar Limited (NYSE: TSL) is a global leader in photovoltaic modules, solutions and services. Founded in 1997 as a PV system integrator, Trina Solar today drives smart energy together with installers, distributors, utilities, and developers worldwide. The Company’s industry-shaping position is based on innovation excellence, superior product quality, vertically integrated capabilities, and environmental stewardship. For more information, please visit www.trinasolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s ability to raise additional capital to finance the Company’s activities; the effectiveness, profitability and marketability of its products; the future trading of the securities of the Company; the Company’s ability to operate as a public company; the period of time for which the Company’s current liquidity will enable the Company to fund its operations; general economic and business conditions; demand in various markets for solar products; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For further information, please contact:

Trina Solar Limited Teresa Tan, CFO Phone: + (86) 519-8517-6823 (Changzhou)	Brunswick Group Ilse Schache Email: trina@brunswickgroup.com Phone: + (86) 10-6566-2256 (Beijing)
Yvonne Young Head of Investor Relations Phone: + (86) 519-8517-6878 (Changzhou) Email: ir@trinasolar.com